UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

WAL-MART STORES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

931142-10-3
(CUSIP Number)

Check the following box if a fee is being paid with this statement ______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Helen R. Walton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,299,428
	6.	SHARED VOTING POWER 1,695,746,480**
	7.	SOLE DISPOSITIVE POWER 3,299,428**
	8.	SHARED DISPOSITIVE POWER 1,695,746,480**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699,045,908**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.14%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S. Robson Walton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,817,689**
	6.	SHARED VOTING POWER 1,698,262,728**
	7.	SOLE DISPOSITIVE POWER 2,759,355**
	8.	SHARED DISPOSITIVE POWER 1,698,262,728**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,080,417**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.18%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John T. Walton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,952,483**
	6.	SHARED VOTING POWER 1,695,974,664**
	7.	SOLE DISPOSITIVE POWER 11,952,483**
	8.	SHARED DISPOSITIVE POWER 1,695,974,664**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,707,927,147**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.34%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jim C. Walton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,476,462**
	6.	SHARED VOTING POWER 1,697,557,112**
	7.	SOLE DISPOSITIVE POWER 10,476,462**
	8.	SHARED DISPOSITIVE POWER 1,697,557,112**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,033,574**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.34%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alice L. Walton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,976,420**
	6.	SHARED VOTING POWER 1,695,749,864**
	7.	SOLE DISPOSITIVE POWER 6,976,420**
	8.	SHARED DISPOSITIVE POWER 1,695,749,864**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,702,726,284**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.22%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Helen R. Walton 1987 Nonqualified Charitable Remainder Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0**
	6.	SHARED VOTING POWER 1,695,746,480**
	7.	SOLE DISPOSITIVE POWER 0**
	8.	SHARED DISPOSITIVE POWER 1,695,746,480**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,746,480**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.06%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Helen R. Walton 1999 Trust (grantor trust)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0**
	6.	SHARED VOTING POWER 1,695,746,480**
	7.	SOLE DISPOSITIVE POWER 0**
	8.	SHARED DISPOSITIVE POWER 1,695,746,480**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,746,480**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.06%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Item 1.
	(a)	Name of Issuer. Wal-Mart Stores, Inc.
	(b)	Address of Issuer's Principal Executive Offices. 702 S.W. 8th Street Bentonville, Arkansas 72716
Item 2.	(a)	Names of Persons Filing. Helen R. Walton; S. Robson Walton; John T. Walton; Jim C. Walton; Alice L. Walton; Helen R. Walton 1987 Nonqualified Charitable Remainder Trust; and Helen R. Walton 1999 Trust
	(b)	Address of Principal Business Offices, or, If none, Residences. The principal business office of each person named in Item 2(a) above is 125 West Central, #218, Bentonville, Arkansas 72712.
	(c)	Citizenship. Each person filing this Schedule 13G is a citizen of the United States or a trust organized in the United States.
	(d)	Title of Class of Securities. Common Stock.
	(e)	CUSIP Number. 931142-10-3
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether person filing is a: Not applicable.

Item 4.	Ownership
(a) Amount of Beneficially Owned. See Schedule A hereto.
(b) Percent of Class. See Schedule A hereto.
(c)
Number of shares as to which each person filing this Schedule 13G has (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; or (iv) shared power to dispose or to direct the disposition of.

    See Schedule A. hereto.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.
Item 8.
Identification and Classification of Members of the Group.

    If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of this group:

    The identity of each member of the group is disclosed on the cover pages attached hereto.

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certification. Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 29, 2002
Date

/s/ Helen R. Walton
Helen R. Walton, individually and in her capacity as a cotrustee of the Helen R. Walton 1999 Trust

/s/ S. Robson Walton
S. Robson Walton, individually and in is capacity as a cotrustee of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust and the Helen R. Walton 1999 Trust

/s/ John T. Walton
John T. Walton, individually and in his capacity as a cotrustee of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust and the Helen R. Walton 1999 Trust

/s/ Jim C. Walton
Jim C. Walton, individually and in his capacity as a cotrustee of the Helen R. Walton 1999 Trust

/s/ Alice L. Walton
Alice L. Walton, individually and in her capacity as a cotrustee of the Helen R. Walton 1999 Trust

Schedule A

BENEFICIAL OWNERSHIP OF COMMON STOCK

In the following table, each reference to the percentage of common stock beneficially owned by a reporting person is calculated using the 4,455,263,960 shares of common stock outstanding on October 31, 2001, as shown by the most recent report published by the issuer. The footnotes to the following table describe, among other things, the extent to which each reporting person disclaims beneficial ownership of the common stock set forth opposite such reporting person's name in such table.

Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage Outstanding Common Stock
Number of Shares of Common Stock as
to Which Reporting Person has
---------------------------------------------------------------------------------------------------------------------------------------------

			Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Helen R. Walton 1/	1,699,045,908	38.14%	3,299,428	1,695,746,480	3,299,428	1,695,746,480
S. Robson Walton 2/	1,701,080,417	38.18%	2,817,689	1,698,262,728	2,759,355	1,698,262,728
John T. Walton 3/	1,707,927,147	38.34%	11,952,483	1,695,974,664	11,952,483	1,695,974,664
Jim C. Walton 4/	1,708,033,574	38.34%	10,476,462	1,697,557,112	10,476,462	1,697,557,112
Alice L. Walton 5/	1,702,726,284	38.22%	6,976,420	1,695,749,864	6,976,420	1,695,749,864
Helen R. Walton 1987 Nonqualified Charitable Remainder Trust 6/	1,695,746,480	38.06%	0	1,695,746,480	0	1,695,746,480
Helen R. Walton 1999 Trust 7/	1,695,746,480	38.06%	0	1,695,746,480	0	1,695,746,480

1/ The number and percentage of shares of common stock shown in the table as beneficially owned by Helen R. Walton represent (a) 3,285,348 shares held directly by Helen R. Walton, (b) 1,695,746,480 shares held by Walton Enterprises, L.P., as to which Helen R. Walton, shares voting and dispositive power with S. Robson Walton, John T. Walton, Jim C. Walton and Alice L. Walton, in their capacities as trustees of the Helen R. Walton 1999 Trust which is a general partner, which such trust in turn shares voting and dispositive power with S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton, individually as general partners, and S. Robson Walton, John T. Walton, and Ben F. Love in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is also a general partner in Walton Enterprises, L.P., and (c) 14,080 shares held by Helen R. Walton as custodian for certain of her grandchildren under UGMA.

With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

Helen R. Walton disclaims beneficial ownership of the shares listed in (c) above. She also disclaims beneficial ownership of the shares listed in (b) above, except to the extent of her beneficial interest in Walton Enterprises, L.P.

2/ The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 2,752,061 shares held directly by S. Robson Walton, (b) 1,810,632 shares held by Walton Investment Partnership, as to which S. Robson Walton, a general partner thereof, shares a majority of voting and dispositive power with Jim C. Walton, a trustee of certain trusts that are general partners thereof, (c) an aggregate of 705,616 shares held by three trusts - in the case of each such trust, S. Robson Walton, as a cotrustee thereof, shares voting and dispositive power with the niece or nephew of his who is a cotrustee and primary beneficiary of such trust, (d) 1,695,746,480 shares held by Walton Enterprises, L.P., as to which S. Robson Walton, as a general partner thereof, shares voting and dispositive power with John T. Walton, Jim C. Walton, and Alice L. Walton, individually as general partners, Helen R. Walton, S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton in their capacities as trustees of the Helen R. Walton 1999 Trust which is a general partner, and S. Robson Walton, John T. Walton, and Ben F. Love, in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is also a general partner in Walton Enterprises, L.P., (e) 7,294 shares representing shares covered by stock options exercisable by S. Robson Walton under the Wal-Mart Stock Option Plan of 1984, and (f) 58,334 shares held under the Wal-Mart Profit Sharing Plan for the benefit of S. Robson Walton.

With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

S. Robson Walton disclaims beneficial ownership of the shares listed in (c) above. He also disclaims beneficial ownership of the shares listed in (b) and (d) above, except to the extent of his actual ownership interest in Walton Investment Partnership and Walton Enterprises, L.P.

3/ The number and percentage of shares of common stock shown in the table as beneficially owned by John T. Walton represent (a) 11,939,328 shares held directly by John T. Walton, (b) 224,800 shares beneficially owned by his wife, Christy R. Walton, (c) 3,384 shares held by a trust, as to which John T. Walton, as a cotrustee thereof, shares voting and dispositive power with Alice L. Walton, the other cotrustee thereof, (d) 5,567 shares representing shares covered by stock options exercisable by John T. Walton under the Wal-Mart Stock Option Plan of 1984, (e) 7,588 shares representing phantom shares under the Wal-Mart Stores, Inc. Director Compensation Plan, and (f) 1,695,746,480 shares held by Walton Enterprises, L.P., as to which John T. Walton, as a general partner thereof, shares voting and dispositive power with S. Robson Walton, Jim C. Walton, and Alice L. Walton, individually as general partners, Helen R. Walton, S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton in their capacities as trustees of the Helen R. Walton 1999 Trust which is a general partner, and S. Robson Walton, John T. Walton, and Ben F. Love, in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is also a general partner in Walton Enterprises, L.P.

With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

John T. Walton disclaims beneficial ownership of the shares listed in (b) and (c) above. He also disclaims beneficial ownership of the shares listed in (f) above, except to the extent of his actual ownership interest in Walton Enterprises, L.P.

4/ The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent (a) 10,476,420 shares held directly by Jim C. Walton, (b) 42 shares held directly by certain minor children of his, (c) 1,695,746,480 shares held by Walton Enterprises, L.P., as to which Jim C. Walton, as a general partner thereof, shares voting and dispositive power with S. Robson Walton, John T. Walton, and Alice L. Walton, individually as general partners, Helen R. Walton, S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton in their capacities as trustees of the Helen R. Walton 1999 Trust which is a general partner, and S. Robson Walton, John T. Walton, and Ben F. Love, in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is also a general partner in Walton Enterprises, L.P., and (d) 1,810,632 shares held by Walton Investment Partnership, as to which Jim C. Walton, as trustee of certain trusts that are general partners thereof, shares a majority of voting and dispositive power with S. Robson Walton, a general partner thereof.

With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

Jim C. Walton disclaims beneficial ownership of the shares listed in (b) and (d) above. He also disclaims beneficial ownership of the shares listed in (c) above, except to the extent of his actual ownership interest in Walton Enterprises, L.P.

5/ The number and percentage of shares of common stock in the table as beneficially owned by Alice L. Walton represent (a) 6,748,580 shares held directly by Alice L. Walton, (b) 227,840 shares held by a trust, of which Alice L. Walton is the sole trustee, (c) 3,384 shares held by a trust, as to which Alice L. Walton, as a cotrustee thereof, shares voting and dispositive power with John T. Walton, the other cotrustee thereof, and (d) 1,695,746,480 shares held by Walton Enterprises, L.P., as to which Alice L. Walton, as a general partner thereof, shares voting and dispositive power with S. Robson Walton, Jim C. Walton, and John T. Walton, individually as general partners, Helen R. Walton, S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton in their capacities as trustees of the Helen R. Walton 1999 Trust which is a general partner, and S. Robson Walton, John T. Walton, and Ben F. Love, in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is also a general partner in Walton Enterprises, L.P.

With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

Alice L. Walton disclaims beneficial ownership of the shares listed in (b) and (c) above. She also disclaims beneficial ownership of the shares listed in (d) above, except to the extent of her actual ownership interest in Walton Enterprises, L.P.

6/ The number and percentage of shares of common stock shown in the table as beneficially owned by the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust represent (a) 1,695,746,480 shares held by Walton Enterprises, L.P., as to which S. Robson Walton, John T. Walton, and Ben F. Love, as co-trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, a general partner of Walton Enterprises, L.P., share voting and dispositive power with S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton, individually as general partners and Helen R. Walton, S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton in their capacities as trustees of the Helen R. Walton 1999 Trust which is also a general partner of Walton Enterprises, L.P.

With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

The Helen R. Walton 1987 Nonqualified Charitable Remainder Trust disclaims beneficial ownership of the shares listed in (a) above except to the extent of its actual ownership interest in Walton Enterprises, L.P.

7/ The number of percentage of shares of common stock shown in the table as beneficially owned by the Helen R. Walton 1999 Trust represent (a) 1,695,746,480 shares held by Walton Enterprises, L.P. as to which Helen R. Walton, S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton as trustees of the Helen R. Walton 1999 Trust, a general partner of Walton Enterprises, L.P., shares voting and dispositive power with S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton, individually as general partners, and S. Robson Walton, John T. Walton, and Ben F. Love, as co-trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust which is also a general partner of Walton Enterprises, L.P.

With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

The Helen R. Walton 1999 Trust disclaims beneficial ownership of the shares listed in (a) above except the extent of its actual ownership interest in Walton Enterprises, L.P.